UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

(Name of Issuer)

Ordinary Shares, Par Value HK$0.025 Per Share

(Title of Class of Securities)

654407105

(CUSIP Number)

Shuang Wang

c/o Ninetowns Internet Technology Group Company Limited

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road, Chaoyang District

Beijing 100020, People’s Republic of China

Tel No. +86 10 6589 9922

With a copy to:

Paul W. Boltz, Jr.

Ropes & Gray

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

+852 3664 6488

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 2 of 13 Pages

1.	Names of Reporting Persons Shuang Wang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 7,040,197 ordinary shares
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 7,040,197 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,040,197 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%[3]
14.	Type of Reporting Person IN

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 3 of 13 Pages

1.	Names of Reporting Persons Min Dong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 7,040,197 ordinary shares
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 7,040,197 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,040,197 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%[3]
14.	Type of Reporting Person IN

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 4 of 13 Pages

1.	Names of Reporting Persons Value Chain International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,002,312 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,002,312 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,312 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%[3]
14.	Type of Reporting Person OO (British Virgin Islands company)

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 5 of 13 Pages

1.	Names of Reporting Persons Xiaoguang Ren
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,424,514 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,424,514 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,424,514 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%[3]
14.	Type of Reporting Person IN

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 6 of 13 Pages

1.	Names of Reporting Persons Kin Fai Ng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 827,475 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 827,475 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 827,475 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%[3]
14.	Type of Reporting Person IN

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 7 of 13 Pages

1.	Names of Reporting Persons Oriental Plan Developments Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,411 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 634,411 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,411 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6%[3]
14.	Type of Reporting Person OO (British Virgin Islands company)

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 8 of 13 Pages

1.	Names of Reporting Persons Bolin Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,310,025 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,310,025 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,310,025 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%[3]
14.	Type of Reporting Person IN

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 9 of 13 Pages

1.	Names of Reporting Persons Zhonghai Xu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 577,434 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 577,434 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,434 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%[3]
14.	Type of Reporting Person IN

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

CUSIP No. 654407105	SCHEDULE 13D/A	Page 10 of 13 Pages

1.	Names of Reporting Persons Tommy Siu Lun Fork
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 904,103 ordinary shares
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 904,103 ordinary shares
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,103 ordinary shares[1] [2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%[3]
14.	Type of Reporting Person IN

[1]

As further described in Item 5 below, each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[2]	See Item 5 below.
[3]	Based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).

This Amendment No. 1 (this “Amendment No. 1”) amends a Statement on Schedule 13D filed on October 22, 2012 on behalf of the Reporting Persons named therein with the United States Securities and Exchange Commission (the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. This Amendment No. 1 is being filed to reflect an increase in the beneficial ownership of the Reporting Persons due to the vesting of options and restricted shares on February 10, 2013 and July 16, 2013 pursuant to options and restricted shares previously granted to the Reporting Persons under the Issuer’s share incentive plans prior to the filing of the Schedule 13D. On February 10, 2013, options to acquire an aggregate of 95,000 Ordinary Shares of the Issuer and an aggregate of 192,478 restricted shares of the Issuer held by the Reporting Persons vested. On July 16, 2013, options to acquire an aggregate of 297,500 Ordinary Shares of the Issuer held by the Reporting Persons vested. Capitalized terms used but not otherwise defined herein shall have the meanings prescribed to them in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:1 2	Percent of class:[3]	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shuang Wang[4]	7,040,197	17.8%	0	7,040,197	0	7,040,197
Min Dong[4]	7,040,197	17.8%	0	7,040,197	0	7,040,197
Value Chain International Limited	2,002,312	5.2%	2,002,312	0	2,002,312	0
Xiaoguang Ren[5]	2,424,514	6.2%	2,424,514	0	2,424,514	0
Kin Fai Ng6	827,475	2.1%	827,475	0	827,475	0
Oriental Plan Developments Limited	634,411	1.6%	634,411	0	634,411	0
Bolin Wu7	1,310,025	3.3%	1,310,025	0	1,310,025	0
Zhonghai Xu	577,434	1.5%	577,434	0	577,434	0
Tommy Siu Lun Fork[8]	904,103	2.3%	904,103	0	904,103	0

[1]	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.
[2]

Each Reporting Person may be deemed to beneficially own Ordinary Shares beneficially owned by the other Reporting Persons pursuant to the Consortium Agreement. The Reporting Persons collectively own 13,083,748 Ordinary Shares (including 10,592,393 Ordinary Shares and 2,491,355 Ordinary Shares issuable upon the exercise of vested options of the Issuer held by the Reporting Persons).

[3]	Percentage of beneficial ownership of each Reporting Person is based on 38,791,834 Ordinary Shares outstanding as of July 30, 2013 (as provided by the Issuer).
[4]

Includes (i) 2,002,312 Ordinary Shares held by Value Chain, (ii) 4,077,215 Ordinary Shares held by Mr. Wang, (iii) 578,307 Ordinary Shares issuable upon the exercise of vested options held by Mr. Wang, (iv) 131,592 Ordinary Shares held by Ms. Dong and (v) 250,771 Ordinary Shares issuable upon the exercise of vested options held by Ms. Dong. Mr. Wang and Ms. Dong own 100.0% of Value Chain and, pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, they may be deemed to beneficially own all of the Ordinary Shares held by Value Chain.

[5]	Includes (i) 1,925,808 Ordinary Shares held by Mr. Ren, and (ii) 498,706 Ordinary Shares issuable upon the exercise of vested options held by Mr. Ren.
[6]

Includes (i) 634,411 Ordinary Shares held through Mr. Ng’s 100.0% ownership of Oriental Plan Developments Limited, (ii) 41,000 Ordinary Shares held by Mr. Ng, and (iii) 152,064 Ordinary Shares issuable upon the exercise of vested options held by Mr. Ng.

[7]	Includes (i) 811,621 Ordinary Shares held by Mr. Wu, and (ii) 498,404 Ordinary Shares issuable upon the exercise of vested options held by Mr. Wu.
[8]	Includes (i) 391,000 Ordinary Shares held by Mr. Fork, and (ii) 513,103 Ordinary Shares issuable upon the exercise of vested options held by Mr. Fork.

Page 11 of 13 Pages

(c)	Except for the vesting of options and restricted shares held by the Reporting Persons as set forth above, there were no transactions in the Ordinary Shares effected by the Reporting Persons during the past 60 days.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2013

/s/ Shuang Wang
Shuang Wang

/s/ Min Dong
Min Dong

Value Chain International Limited

By:	/s/ Min Dong
Name: Min Dong
Title: Director

/s/ Xiaoguang Ren
Xiaoguang Ren

/s/ Kin Fai Ng
Kin Fai Ng

Oriental Plan Developments Limited

By:	/s/ Kin Fai Ng
Name: Kin Fai Ng
Title: Director

/s/ Bolin Wu
Bolin Wu

/s/ Zhonghai Xu
Zhonghai Xu

/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork

Page 13 of 13 Pages